Exhibit 99.1

Sun Life Financial Inc. redeems Class A Non-Cumulative Preferred Shares Series 1 and Series 2

TORONTO, Sept. 29, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its issued and outstanding Class A Non-Cumulative Preferred Shares Series 1 and all of its issued and outstanding Class A Non-Cumulative Preferred Shares Series 2.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Yaniv Bitton
Manager	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T. 416-988-0542	T. 416-979-6496
irene.poon@sunlife.com	investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/29/c6311.html

%CIK: 0001381352

CO: Sun Life Financial Inc.

CNW 17:01e 29-SEP-21